ALLIANZ INDEX ADVANTAGE℠ NEW YORK VARIABLE ANNUITY CONTRACT

Issued by Allianz Life® of NY Variable Account C and Allianz Life Insurance Company of New York

(Allianz Life® of New York, we, us, our)

Prospectus Dated: [To be added by pre-effective amendment]

The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index Advantage New York Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

This prospectus describes an individual flexible purchase payment variable and index-linked deferred annuity contract (Contract). The Contract offers both variable investment allocation options (Variable Options) and index-linked investment allocation options (Index Options). (The Variable Options and the Index Options together are referred to as Allocation Options.) You can allocate your money (Purchase Payments) to any or all of the Variable Options or Index Options. The Contract also offers various standard annuity features, including multiple fixed annuitization options (Annuity Options), a free withdrawal privilege, and a guaranteed death benefit (Traditional Death Benefit). The Contract has a six-year withdrawal charge period.

If you allocate Purchase Payments to the Variable Options, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options' performance. **The Variable Options do not provide any protection against loss of principal. You can lose money you allocate to the Variable Options.** These are the Variable Options we currently offer:

AZL® MVP Growth Index Strategy Fund   AZL® MVP Balanced Index Strategy Fund   AZL® Money Market Fund

If you allocate Purchase Payments to the Index Options, you receive annual returns (Performance Credits) based on the performance of one or more securities indices (Index or Indices). Unlike the Variable Options, the Index Options do not involve an indirect investment by you in any underlying fund. Instead, Performance Credits are an obligation of Allianz Life of New York, and are subject to the claims paying ability of Allianz Life of New York. and The Performance Credits are calculated by us based on annual changes in the Index's value.

We currently offer only one Index credit calculation method called the Index Performance Strategy. The **Index Performance Strategy** provides a combination of a level of protection against negative Index performance, and also a limitation on participation in positive Index performance. You receive a positive Performance Credit based on positive Index Return (annual changes in Index value) subject to an upper limit called the Cap. If the Index Return is negative, you may receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. **A negative Performance Credit means that you can lose money.** We can change the Caps at the beginning of each year, but we establish the Buffers at the beginning of the first year and we cannot change them. The Caps and Buffers can be different for different Indices. The amount youvalues allocated to an Index Option may fluctuate in value between the dates we apply a Performance CreditIndex Anniversaries based on the Daily Adjustment. The Daily Adjustment reflects the change in Index Option Value due to Index performance; it approximates the Index Option Value on the next anniversary, as adjusted for gains subject to the Cap and losses in excess of the Buffer. An Index Anniversary is a twelve-month anniversary of the Index start date (Index Effective Date) and is the date we apply Performance Credits. These are the Indices we currently offer:

S&P 500® Index   Russell 2000® Index   NASDAQ-100® Index

You can lose money that you allocate to the Index Performance Strategy as a result of Index fluctuations. The Index Performance Strategy includes a risk of potential loss of principal for negative performance in excess of the Buffer and the loss could be substantial. If money is withdrawn or removed from an Index Option before the Index Anniversary, you could lose principal even if the Index Return is positive on the date of withdrawal due to the application of the Daily Adjustment. An Index Anniversary is a twelve-month anniversary of the Index start date (Index Effective Date).

All guarantees under the Contract are the obligations of Allianz Life of New York and are subject to the claims paying ability of Allianz Life of New York.

The Contract involves certain risks, as described in section 1, Risk Factors on page 14 of this prospectus.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life of New York that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.

Allianz Life of NY Variable Account C is the Separate Account that holds the assets allocated to the Variable Options. Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, or on the EDGAR database on the SEC's website (http://www.sec.gov). A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC on Form N-4 and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI's table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus, SAI and other Contract information are also available on the EDGAR database.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal. Variable and index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

The Index Performance Strategy cannot be eliminated or modified; however, the amount of the Caps can be adjusted each Index Year. An Index can be replaced as described in section 1, Risk Factors – Substitution of an Index. We can add new Index credit calculation methods to your Contract in the future, and you can select these crediting methods if they are made available to you.

The Contract has a free withdrawal privilege that allows you to withdraw up to 10% of your total Purchase Payments from your Contract each Contract Year during the Accumulation Phase without incurring a withdrawal charge. The Contract includes a waiver of withdrawal charge benefit that allows you to take money out of the Contract without incurring a withdrawal charge if you are confined to a nursing home for a period of time. Keep in mind that if you withdraw money from an Index Option on any day other than an Index Anniversary, we apply the Daily Adjustment when calculating your Index Option Value for the withdrawal, even if the withdrawal is not subject to a withdrawal charge. The Contract has several Annuity Options which can provide guaranteed income for life, or life and term certain. (For more information see section 9, Access to Your Money and section 10, The Annuity Phase.)

How Can I Allocate My Purchase Payments?

You can allocate your Purchase Payments to any or all of the available Allocation Options in whole percentages. We only allow allocations to the Index Options on the Index Effective Date and on subsequent Index Anniversaries. The Index Effective Date starts the first Index Year and is shown on the Index Options Statement. An Index Anniversary is a twelve-month anniversary of the Index Effective Date, or any subsequent Index Anniversary. An Index Year is any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary.

NOTE: If you allocate an additional Purchase Payment to the Index Options, we place that allocation in the AZL Money Market Fund until the next Index Anniversary, when we transfer the allocations from the AZL Money Market Fund to the Index Options. Additional Purchase Payments that we receive after the Index Effective Date that you allocate to an Index Option are not eligible to receive Performance Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

What Are the Different Values Within the Contract?

The Contract provides the following values.
- The Contract Value is the sum of your Variable Account Value and total Index Option Values. Contract Value does not include any currently applicable withdrawal charge, final product fee, or final contract maintenance charge that we assess on a full withdrawal or when you request Annuity Payments.
- The Variable Account Value is the sum of the values in your selected Variable Options. It includes the deduction of Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, product fee, and withdrawal charge. Your Variable Account Value changes daily based on the performance of your selected Variable Options.
- The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Performance Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, we calculate the current Index Option Value for each Index Option by applying a Daily Adjustment to the Index Option Base (equals the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Performance Credits). We calculate the Daily Adjustment before we process any partial withdrawal or deduct any Contract expenses, and the adjustment can be positive or negative. Any amounts removed from an Index Option during the Index Year **do not** receive a Performance Credit on the next Index Anniversary, but the amount remaining does receive a Performance Credit subject to the Cap and Buffer.

On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Option Values change for Index performance through the Daily Adjustment. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Cap and losses in excess of the Buffer. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index value subject to the Cap and losses in Index value in excess of the Buffer. The Daily Adjustment does this by tracking the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary using the formula in Appendix B. The Proxy Investment is designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract, or transferring Contract Value between Allocation Options. For more information, see section 8, Expenses.

OWNER TRANSACTION EXPENSES

Withdrawal Charge During Your Contract's Initial Phase, the Accumulation Phase[1]
(as a percentage of each Purchase Payment withdrawn)[2]

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

Transfer Fee[3]………………………………....... $25
(for each transfer between Variable Options after twelve in a Contract Year)
Premium Tax[4]………………………………...… 3.5%
(as a percentage of each Purchase Payment)

OWNER PERIODIC EXPENSES

Contract Maintenance Charge[5]………………... $50
(per Contract per year)

(1) The Contract provides a free withdrawal privilege that allows you to withdraw 10% of your total Purchase Payments annually without incurring a withdrawal charge, as discussed in section 9, Access to Your Money – Free Withdrawal Privilege.

(2) The Withdrawal Charge Basis is the amount subject to a withdrawal charge, as discussed in section 8, Expenses – Withdrawal Charge.

(3) We count all transfers made in the same Business Day as one transfer, as discussed in section 8, Expenses – Transfer Fee. The transfer fee does not apply to transfers to or from the Index Options and these transfers do not count against your free transfers. Transfers are subject to the market timing policies discussed in section 5, Variable Options – Excessive Trading and Market Timing.

(4) New York does not currently impose this tax, but we reserve the right to deduct this charge if they do so in the future. This is the current maximum charge we would deduct imposed in other states, as discussed in section 8, Expenses – Premium Tax.

(5) Waived if the Contract Value is at least $100,000, as discussed in section 8, Expenses – Contract Maintenance Charge.

CONTRACT ANNUAL EXPENSES

Product Fee[6]……………………………………....... 1.25%
(as a percentage of the Charge Base)

(6) We do not assess the product fee during the Annuity Phase. See section 8, Expenses – Product Fee.

ANNUAL OPERATING EXPENSES OF THE VARIABLE OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Variable Options for the period ended December 31, 2013, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of a Variable Option's average daily net assets. *The Index Options do not assess any separate operating expenses, and are not included in the following chart.*

	Minimum	Maximum
Total annual Variable Option operating expenses (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	[To be updated on amendment]%	[To be updated on amendment]%

Reduction or Elimination of the Withdrawal Charge

We may reduce or eliminate the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if a large group of individuals purchases Contracts or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life of New York or any of its affiliates. Also, we may reduce or eliminate the withdrawal charge when a Contract is sold by a Financial Professional appointed with Allianz Life of New York to any members of his or her immediate family and the Financial Professional waives their commission. We must pre-approve any withdrawal charge reduction or elimination. Keep in mind that if you withdraw money from an Index Option on any day other than an Index Anniversary, we apply the Daily Adjustment when calculating your Index Option Value for the withdrawal, even if the withdrawal is not subject to a withdrawal charge.

NOTE:

- **Because we do not reduce the Withdrawal Charge Basis for Contract charges other than the withdrawal charge, we may assess a withdrawal charge on more than the amount you are withdrawing upon a full withdrawal of the total Contract Value. Also, upon full withdrawal, if the Contract Value has declined due to poor performance, the withdrawal charge may be greater than the total Contract Value and you will not receive any money.**

- **Withdrawals may have tax consequences and, if taken before age 59½, may be subject to a 10% additional federal tax. For tax purposes in most instances, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments**.

TRANSFER FEE

The first twelve transfers between Variable Options every Contract Year are free. After that, we deduct a $25 transfer fee for each additional transfer. We count all transfers made in the same Business Day as one transfer. We do not count transfers between the Variable Options and Index Options or reallocation of Index Option Value among the Index Options against the free transfers we allow and these transfers are not subject to a transfer fee. The transfer fee continues to apply under death benefit payment Option B, and with optional payments under death benefit payment Option C as noted in section 11, Death Benefit.

We deduct the transfer fee on a dollar for dollar basis from the amount of Variable Account Value being transferred before allocating the remaining Variable Account Value to your selected Variable Options. We do not treat the deduction of the transfer fee as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit.

PREMIUM TAX

Premium tax is based on your state of residence at the time you make each Purchase Payment. In states that assess a premium tax, we do not currently deduct it from the Contract, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity. New York does not currently assess a premium tax.

INCOME TAX

Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.

VARIABLE OPTION EXPENSES

The Variable Options' assets are subject to operating expenses (including management fees). These expenses are described in the Fee Tables and in the Variable Options' prospectuses. These expenses reduce the Variable Options' performance and, therefore, negatively affect your Contract Value and any payments based on Contract Value. The Variable Options' investment advisers provided us with the expense information in this prospectus and we did not independently verify it.